

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, 2010

David A. McDonald
Chief Financial Officer
Delcath Systems, Inc.
600 Fifth Avenue, 23rd Floor
New York, NY 10020

      Re: **Delcath Systems, Inc.**
                Form 10-K for the fiscal year ended December 31, 2008
                Filed March 3, 2009
                File No. 001-16133

Dear Mr. McDonald:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Brian Cascio
                         Accounting Branch Chief